Exhibit 99.43

NEWS RELEASE

Gunnison Copper Announces First Copper Production from Johnson Camp Mine

America’s Newest Copper Producer Delivers Ahead of Schedule

September 3, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is thrilled to announce the first production of pure copper cathode from its fully-operational Johnson Camp Mine (“JCM”) in southeast Arizona commenced in the last week of August 2025, establishing Gunnison as the newest American Copper Producer.

Following the successful start-up of the solvent extraction (SX) and electrowinning (EW) circuit (announced August 11, 2025), copper cathode is now officially in production from run-of-mine (ROM) ore. Gunnison has achieved this critical milestone ahead of schedule, producing Made-in-America copper for domestic sales.

“This is an incredible moment for Gunnison and for U.S. copper supply. To bring Johnson Camp into production ahead of schedule and with an excellent health and safety record is an achievement we’re extremely proud of,” states Stephen Twyerould, Chief Executive Officer and President. “Even more exciting is that we are now producing 100% American-made copper at a time when our nation needs it most. We extend our gratitude to our dedicated team, valued stakeholders, and especially Nuton LLC, a Rio Tinto venture, whose critical support made this possible.”

Nuton is a key strategic and financial partner to Gunnison, supporting the restart of copper production at JCM. With exclusive rights to deploy its proprietary leaching technologies, Nuton is enabling a more sustainable and economically viable path for copper recovery at JCM.

“We congratulate Gunnison Copper and its dedicated team on this important milestone and are proud to support the company’s efforts in revitalizing mining in Arizona,” added Adam Burley, Nuton´s Chief Executive Officer. “We look forward to first copper production using Nuton technologies later this year, unlocking copper through innovation and partnership.”

Key Highlights of the Johnson Camp Mine Commissioning:

●	First copper production achieved ahead of schedule, firmly establishing Gunnison as America’s newest copper producer.
●	Exceptional safety performance: Commissioning of the ROM copper production circuit completed without incident, underscoring Gunnison’s uncompromising commitment to health and safety excellence.
●	Critical U.S. supply: New domestic production strengthens American energy independence, national defense, and advanced manufacturing capabilities.
●	Partnerships: Fully funded and supported by Nuton LLC, a Rio Tinto venture, and awarded US$13.9 million in 48C tax credits from the Department of Energy (see Gunnison press release dated January 16, 2025 for additional details).

●	Growth trajectory: Ramp-up in progress toward the name plate plant capacity of 25 million pounds of finished copper cathode annually.

Figure 1 – Harvesting copper cathode from an electrowinning cell.

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Figure 2- Copper cathode being stripped from stainless steel cathodes.

Figure 3 – Copper cathode ready for shipment with the Burro pit in the background.

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Figure 4 – The team at work inside the electrowinning plant.

Figure 5 – Sheets of copper cathode being weighed and bundled for shipment.

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Figure 6 - Blue colored, copper electrolyte solution produced from the SX plant ready for electrowinning and copper cathode production.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831,6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3Billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

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For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com

ABOUT NUTON

Nuton is an innovative venture that aims to help grow Rio Tinto’s copper business. At the core of Nuton is a portfolio of proprietary copper leaching technologies and capability. Nuton has the potential to economically unlock copper from hard-to-leach ores, including primary sulfides and, in doing so, increase domestic production of critical minerals to support the energy transition. Nuton technologies can achieve market-leading recovery rates and boost copper production in new, ongoing and historical operations, increasing resource utilization and maximizing value.

With significantly lower energy and water needs than conventional concentrating and smelting, and the ability to produce copper cathode at the mine site, Nuton offers a reliable source of domestically produced copper, with a short mine-to-metal supply chain and the ambition to set industry-leading ESG credentials.

One of the key differentiators of Nuton is the ambition to produce the world’s lightest environmental footprint copper while having at least one Positive Impact at each of its deployment sites, across its five pillars: water, energy, land, materials and society.

For more information, please visit https://nuton.tech.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) timelines for future production and production capacity from the Company’s mineral projects; (v) expectations regarding the timing and amount of 48C tax credits; (vi) the results of the preliminary economic assessment on the Gunnison Project; and (vIi) the exploration and development of the Company’s mineral projects.

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In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, , copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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